Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

FDA to Conduct Priority Review of Cemiplimab as a Potential Treatment for Advanced Cutaneous Squamous Cell Carcinoma

Paris and Tarrytown, NY – April 30, 2018 – The U.S. Food and Drug Administration (FDA) has accepted for priority review the Biologics License Application (BLA) for cemiplimab for the treatment of patients with metastatic cutaneous squamous cell carcinoma (CSCC) or patients with locally advanced CSCC who are not candidates for surgery. Advanced CSCC is the deadliest non-melanoma skin cancer . Cemiplimab is an investigational human monoclonal antibody targeting the checkpoint inhibitor PD-1 (programmed death 1) and was granted Breakthrough Therapy designation status by the FDA in September 2017. The target action date for the FDA decision is October 28, 2018.

The BLA submission is based on a Phase 2 pivotal, single-arm, open-label clinical trial of cemiplimab for advanced CSCC (EMPOWER-CSCC 1) in addition to Phase 1 data from two advanced CSCC expansion cohorts. Both clinical trials enrolled patients with metastatic CSCC and patients with locally advanced CSCC who were not candidates for surgery. Topline results from EMPOWER-CSCC 1 were previously announced in December 2017, and Phase 1 expansion cohort results were presented at the 2017 American Society of Clinical Oncology (ASCO) Annual Meeting. Updated results from both clinical trials will be presented at upcoming medical congresses. Updated results from both clinical trials will be presented at the 2018 ASCO Annual Meeting.

In the European Union, the European Medicines Agency accepted for review in April 2018 the Marketing Authorization Application for cemiplimab in patients with metastatic CSCC or patients with locally advanced CSCC who are not candidates for surgery.

Cemiplimab is being jointly developed by Sanofi and Regeneron under a global collaboration agreement.

Cemiplimab is currently under clinical development, and its safety and efficacy has not been fully evaluated by any regulatory authority.

About CSCC

Cutaneous squamous cell carcinoma (CSCC) is the second most common type of skin cancer in the U.S., with the number of newly diagnosed cases expected to rise annually. Although CSCC has a good prognosis when caught early, the cancer can prove especially difficult to treat effectively when it is advanced, and patients can experience reduced quality of life due to the impact of the disease as it progresses . Advanced CSCC is the deadliest non-melanoma skin cancer, responsible for approximately 7,000 deaths in the U.S. each year. There are currently no FDA-approved treatments for advanced CSCC.

About Regeneron Pharmaceuticals, Inc.

Regeneron (NASDAQ: REGN) is a leading biotechnology company that invents life-transforming medicines for people with serious diseases. Founded and led for 30 years by physician-scientists, our unique ability to repeatedly and consistently translate science into medicine has led to six FDA-approved treatments and numerous product candidates in development, all of which were homegrown in our laboratories. Our medicines and pipeline are designed to help patients with eye disease, heart disease, allergic and inflammatory diseases, pain, cancer, infectious diseases and rare diseases.

Regeneron is accelerating and improving the traditional drug development process through our proprietary VelociSuite® technologies, such as VelocImmune® which produces optimized fully-human antibodies, and ambitious research initiatives such as the Regeneron Genetics Center, which is conducting one of the largest genetics sequencing efforts in the world.

For additional information about the company, please visit www.regeneron.com or follow @Regeneron on Twitter.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contact Ashleigh Koss Tel: +1 (908) 981-8745 ashleigh.koss@sanofi.com Regeneron Media Relations Contact Daren Kwok Tel: +1 (914) 847-1328 daren.kwok@regeneron.com

Sanofi Investor Relations Contact
George Grofik
Tel.: +33 (0)1 53 77 45 45
ir@sanofi.com

Regeneron Investor Relations Contact

Manisha Narasimhan, Ph.D.

Tel: +1 (914) 847-5126

manisha.narasimhan@regeneron.com

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2017. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Regeneron Forward-Looking Statements and Use of Digital Media

This news release includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (“Regeneron” or the “Company”), and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others, the nature, timing, and possible success and therapeutic applications of Regeneron’s products, product candidates, and research and clinical programs now underway or planned, including without limitation cemiplimab for the treatment of patients with metastatic cutaneous squamous cell carcinoma (“CSCC”) or patients with locally advanced CSCC who are not candidates for surgery, or other potential indications; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s late-stage product candidates and new indications for marketed products, such as cemiplimab for the treatment of patients with metastatic CSCC or patients with locally advanced CSCC who are not candidates for surgery, or other potential indications (including any potential approval by the U.S. Food and Drug Administration based on the Biologics License Application discussed in this news release or by the European Medicines Agency based on the Marketing Authorization Application referenced in this news release); unforeseen safety issues resulting from the administration of products and product candidates in patients, including serious complications or side effects in connection with the use of Regeneron’s product candidates in clinical trials, such as cemiplimab; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s products and product candidates, such as cemiplimab; the extent to which the results from the research and development programs conducted by Regeneron or its collaborators may be replicated in later studies and lead to therapeutic applications; ongoing regulatory obligations and oversight impacting Regeneron’s marketed products, research and clinical programs, and business, including those relating to patient privacy; competing drugs and product candidates that may be superior to Regeneron’s products and product candidates; uncertainty of market acceptance and commercial success of Regeneron’s products and product candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) on the commercial success of Regeneron’s products and product candidates; the ability of Regeneron’s collaborators, suppliers, or other third parties to perform filling, finishing, packaging, labelling, distribution, and other steps related to Regeneron’s products and product candidates; coverage and reimbursement determinations by third-party payers, including Medicare and Medicaid; the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates; unanticipated expenses; the costs of developing, producing, and selling products; the ability of Regeneron to meet any of its sales or other financial projections or guidance and changes to the assumptions underlying those projections or guidance; the potential for any license or collaboration agreement, including Regeneron’s agreements with Sanofi, Bayer HealthCare LLC, and Teva Pharmaceutical Industries Ltd. (or their respective affiliated companies, as applicable), to be cancelled or terminated without any further product success; and risks associated with intellectual property of other parties and pending or future litigation relating thereto, including without limitation the patent litigation proceedings relating to Praluent® (alirocumab) Injection, the ultimate outcome of any such litigation proceedings, and the impact any of the foregoing may have on Regeneron’s business, prospects, operating results, and financial condition. A more complete description of these and other material risks can be found in Regeneron’s filings with the United States Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2017. Any forward-looking statements are made based on management’s current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update publicly any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Regeneron uses its media and investor relations website and social media outlets to publish important information about the Company, including information that may be deemed material to investors. Financial and other information about Regeneron is routinely posted and is accessible on Regeneron’s media and investor relations website (http://newsroom.regeneron.com) and its Twitter feed (http://twitter.com/regeneron).